

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4720

June 21, 2017

Joseph W. Turner
President and Chief Executive Officer
Great Southern Bancorp, Inc.
1451 E. Battlefield
Springfield, MO, 65804

> **Re: Great Southern Bancorp, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2016**
> **Filed March 3, 2017**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed March 27, 2017**
> **File No. 000-18082**

Dear Mr. Turner:

We have reviewed your filings and have the following comment. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Definitive Proxy Statement on Schedule 14A Filed March 27, 2017

Executive Compensation,

Bonuses, page 13

1. Regarding the awards under your 2016 Annual Incentive Bonus Plan, please tell us the targeted and achieved earnings per share measures used to determine one-half of the bonuses paid, and please tell us the factors the compensation committee considered to evaluate individual performance for the purpose of determining the other half of the bonuses paid. In addition, please tell us why you have not filed the 2016 Annual Incentive Bonus Plan as an exhibit to your reports.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Dave Irving at (202) 551-3321 or me at (202) 551-3338 with any questions.

Sincerely,

/s/ Dietrich A. King

Dietrich King
Assistant Director
Office of Financial Services